SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: December 4, 2012

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 AktiMiaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On December 4, 2012, Navios Maritime Partners L.P. (the “Navios Partners”) entered into a supplemental agreement (the “Supplemental Agreement”) to the facility agreement, dated July 31, 2012, with DVB Bank SE and Commerzbank AG (the “Lenders”), related to a term loan for up to $290.45 million (the “Facility Agreement”). Pursuant to the Supplemental Agreement, the Lenders consented to the termination of an insurance policy related to the mortgaged vessels, upon certain conditions, and other related amendments to the Facility Agreement and security documents. The Supplemental Agreement is attached as Exhibit 10.1 to this report and is incorporated herein by reference.

On January 22, 2013, Navios Partners issued a press release announcing a cash distribution of $0.4425 per unit for the quarter ended December 31, 2012. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On January 24, 2013, Navios Partners issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2012. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

The information contained in this report, except the second and third paragraph of Exhibit 99.2, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Partners, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: January 31, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Supplemental Agreement, dated December 4, 2012, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012

99.1	Press Release dated January 22, 2013

99.2	Press Release dated January 24, 2013